

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

January 26, 2007

Mr. Sidney B. Fowlds
President
ParaFin Corporation
74040 Hwy. 111, Suite L 200
Palm Desert, CA 92250

      Re: **ParaFin Corporation**
                Form 10-KSB for Fiscal Year Ended September 30, 2006
                Filed December 29, 2005
                Form 10-QSB/A-1 for Fiscal Quarter Ended June 30, 2006
                Filed August 25, 2006
                Response Letter Dated December 17, 2006
                File No. 0-09071

Dear Mr. Fowlds:

      We have reviewed your response letter and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB for the Fiscal Year Ended September 30, 2006

Financial Statements

Balance Sheets, page F-2

1.   Please add footnote disclosure for your newly acquired intangible assets, totaling $6,059,552, in accordance with paragraphs 44 through 47 of FAS 142.

Statement of Stockholders' Deficit, page F-4

2.   Based on your response to prior comment number four, it is unclear what you mean by your statement that "It is our understanding that only for years beginning after December 15, 2005 is expensing necessary." In this regard, stock issued for services under the guidance in paragraph 8 of FAS 123 is to be recorded at "the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable." This same guidance is applicable under paragraph 7 of FAS 123R. Additionally, it is unclear how the information you provide in your response for the 2 million pre-split shares, granted on November 29, 2004, reconciles to the amounts shown in your statement of stockholders' deficit on page F-12. Therefore, we reissue prior comment number four in its entirety and request that you provide like information for the 2006 fiscal year as well.

>   We note you issued 2,000,000 shares for consulting services on November 29, 2004 at $.01 per share, although the quoted market price appears to be significantly in excess of that value on November 29, 2004. Please provide us a schedule of your compensatory stock transactions for fiscal years 2004 and 2005, including the date of grant, vesting terms, if any, the expense recorded on your books, and the quoted market price on the date of grant. Demonstrate how your accounting valuation is appropriately associated with these transactions and cite the authoritative accounting literature supporting your conclusion. Refer to SFAS 123 and/or FAS 123R.

3.   Based on your response to prior comment number five, it remains unclear how you accounted for the 15 million pre-split common shares. Therefore, we reissue prior comment number five in its entirety and request that you provide like information for the 2006 fiscal year as well.

>   We note you issued 15,000,000 common stock options on October 27, 2004 with an exercise price of $.01, which price appears different from the quoted market price, and for which no compensation expense was recognized. Please provide us with the quoted market price on the date these options were granted and describe how you accounted for these options, including how you applied the appropriate authoritative accounting literature. Refer to SFAS 123.

<u>Statements of Cash Flows, page F-14</u>

4.   Please reconcile the amount shown for the issuance of common stock, totaling $6,885,000, with your statements of stockholders' deficit.

<u>Note 2 – Significant Accounting Policies, page F-16</u>

<u>Restatement – September 30, 2005</u>

5.   Please revise your disclosure under this heading to clearly state the nature of the errors reported in accordance with paragraph 26 of FAS 154. In addition, please address the effect of the correction on each financial statement line item affected and any per-share amounts affected in accordance with paragraph 26(a) of FAS 154.

<u>Share Based Payments, page F-16</u>

6.   We note your statement that, in accordance with FAS 123R, "Because the grant and exercise price are simultaneous the shares are priced at the market value on the day the shares are issued. Compensation in excess of the grant price was recorded for 13,500,000 shares at $4,040,000 and 1,500,000 at $450,000 for September 30, 2006 and September 30, 2006, respectively." Please tell us why you recorded compensation expense only in excess of the grant price. In this regard, it is unclear whether the share based payment expense you recorded was based on the fair value of the equity instrument issued, in accordance with paragraph 15 of FAS 123R. Please advise.

<u>Amortization, page F-16</u>

7.   We note your statement that "Because the Personal Computer Environment Work Station is still in the design stage no amortization has begun." Please tell us what you mean by this statement, as intangible assets acquired are recognized at fair value in accordance with paragraph 9 of FAS 142, but internally developed intangible assets are typically expensed when incurred under paragraph 10 of FAS 142.

<u>Note 9 - Stock Benefit Plans, page F-20</u>

8.   We have reviewed the expanded disclosure you included in your Form 10-KSB for the fiscal year ended September 30, 2006 in response to prior comment number eight and it remains unclear how you have complied with the comment, other than to include the required roll-forward. Therefore, we reissue prior comment number eight.

We note your disclosures indicating that you have issued options under your stock compensation award plans. Expand your disclosures to include the required roll-forward presentation, valuation method and assumptions, compensation recognition method, and pro forma expense disclosures for each period a statement of operations is presented. Refer to paragraphs 45-48 of SFAS 123 and SFAS 148.

9. We note your disclosure that "As of September 30, 2004, all options granted under the plan have been exercised and there were no shares remaining to be issued under this plan." Please reconcile this statement with the total number of shares under the stock incentive plan per the roll-forward, totaling 42,000,000 as of September 30, 2006.

10. Please provide the calculations that support the amounts shown as the Adjustment for 1 for 10 Reverse Split, totaling 81 million shares under the non-employee directors and consultants column and 27 million shares under the stock incentive plan column. We note your statement that "the registrant intends to file a registration statement on Form S-8 to cover shares available under the plan which are no longer registered under the Securities Act as a result of the reverse stock split."

Form 10-QSB/A-1 for the Fiscal Quarter Ended June 30, 2006

Note 10 Agreement, page 11

11. We note from your response to prior comment number 13 that you intended to add additional disclosures pursuant to our comment. However, we are unable to locate those disclosures in your Form 10-KSB for the fiscal year ended September 30,2006. Please expand your disclosure as requested or otherwise advise where such disclosures were provided. We reissue prior comment number 13 in its entirety.

We note you have entered into a consulting agreement with Francisco Saez in which it appears you have issued 10,000,000 common shares with an obligation to issue an additional 10,000,000 shares conditioned on certain contingencies related to the ultimate sale of 89 MMbls of Russian export blend crude oil. Expand your disclosures to clearly describe how you are accounting for the issuance of these common shares and tell us the authoritative literature you are applying. Specifically address the measurement date, how you determined the value attributed to the common shares, quantify the expense and the expected period over which the expense will be recognized.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jennifer Goeken at (202) 551-3721 or Kimberly Calder, Assistant Chief Accountant, at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief